AUTOLEND GROUP, INC. ANNOUNCES FURTHER EXTENSION OF EXPIRATION
                DATE OF DEBENTURE EXCHANGE OFFER TO MARCH 28, 1997


(Albuquerque, New Mexico -- February 28, 1997) -- AutoLend Group, Inc. (the "Company") announced today that it has further extended the Expiration Date for its Exchange Offer for its 9.5% Convertible Subordinated Debentures Due 1997 to 5:00 P.M., New York City time, on March 28, 1997. The Exchange Offer was previously set to expire on March 3, 1997.

The Company also announced that a hearing is scheduled for March 25, 1997 before the United States Bankrupcty Court for the District of New Mexico at which the Court will consider, among other things, a joint motion of the Company and the petitioning creditors to dismiss the involuntary bankrupty proceeding against the Company on certain conditions as more fully described in the motion.





Copies of the Offering Circular and related materials, including the Letter of Transmittal, may be obtained from the Company as well as from CEDEL BANK, S.A. and EUROCLEAR. The Company expressly reserves the right to further extend the period of the Exchange Offer, to terminate the Exchange Offer or to otherwise amend the Exchange Offer in any respect, subject to the terms set forth in the Offering Circular dated October 22, 1996, as supplemented.